UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 4, 2015

C&J ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35255	20-5673219
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3990 Rogerdale Rd Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 325-6000

Not Applicable.

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On March 4, 2015, C&J Energy Services, Inc. (the “Company”) received a backstop commitment letter (the “Backstop Commitment Letter”) from certain financial institutions (the “Backstop Debt Commitment Parties”) in connection with the Agreement and Plan of Merger, dated as of June 25, 2014 (as amended, the “Merger Agreement”), among the Company, Nabors Industries Ltd. (“NIL”), Nabors Red Lion Limited (“Red Lion”), CJ Holding Co. and Nabors CJ Merger Co., and the Separation Agreement, dated as of June 25, 2014 (as amended, the “Separation Agreement”) between NIL and Red Lion. The Backstop Commitment Letter modifies certain of the anticipated terms of the debt financing contemplated by the amended and restated commitment letter (as amended or otherwise modified, the “Amended and Restated Commitment Letter”) previously delivered by certain financial institutions (the “Original Debt Commitment Parties” and, together with the Backstop Debt Commitment Parties, the “Debt Commitment Parties”) on July 15, 2014.

Pursuant to the Amended and Restated Commitment Letter, and subject to the conditions set forth therein, the Original Debt Commitment Parties have agreed to provide to Red Lion and its subsidiaries (i) senior secured credit facilities (the “Senior Secured Credit Facilities”) in an aggregate principal amount of $1.275 billion, consisting of (a) a revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $600 million and (b) a term loan B facility (the “Term Loan B Facility”) in an aggregate principal amount of $675 million, and (ii) senior unsecured bridge loans (the “Bridge Facility”) in an aggregate principal amount of $600 million. The parties to the Amended and Restated Commitment Letter have further agreed that, with the consent of the Company, up to $100 million of the Bridge Facility commitments may be reallocated to the Term Loan B Facility.

In connection with the previously disclosed $250 million reduction of the cash portion of the purchase price payable under the Merger Agreement and the Separation Agreement, as described in the Current Report on Form 8-K filed by the Company with the SEC on February 9, 2015, the Company now expects to reduce the aggregate amount of Bridge Facility commitments on a dollar-for-dollar basis in an aggregate principal amount equal to such purchase price reduction. Additionally, the Company expects that $100 million of the Bridge Facility commitments will be reallocated to the Term Loan B Facility. Consequently, immediately after the closing of the Merger (i) the aggregate principal amount of the Revolving Credit Facility is expected to be $600 million, (ii) the aggregate principal amount of the funded Term Loan B Facility is expected to be $775 million and (iii) the aggregate principal amount of the funded Bridge Facility is expected to be $250 million. Pursuant to the Backstop Commitment Letter, and subject to the conditions set forth therein, after the funding of these facilities on the closing date, the aggregate principal amount of the Term Loan B Facility is expected to be increased by $285 million to $1.060 billion and Red Lion is expecting to use the proceeds of such additional term loans to, among other things, repay the aggregate principal amount of the Bridge Facility in full.

The funding obligations of the Debt Commitment Parties under the Amended and Restated Commitment Letter and the Backstop Commitment Letter are subject to certain conditions that are customary for commitments of this type, including but not limited to:

•	consummation of the merger contemplated by the Merger Agreement (the “Merger”);

•	the absence of a Material Adverse Effect (defined in the Debt Commitment Letter in a manner consistent with the definition of Material Adverse Effect applicable to Red Lion in the Merger Agreement);

•	solvency of Red Lion and its subsidiaries after giving effect to the transactions contemplated by the Merger Agreement;

•	delivery of customary financial information; and

•	accuracy of fundamental representations and warranties.

Red Lion and its subsidiaries intend to enter into a Senior Secured Credit Agreement among Red Lion, CJ Lux Holdings S.a r.l., a limited liability company organized under the laws of Luxembourg and a direct wholly-owned subsidiary of Red Lion (“LuxCo”), CJ Holding Co., a Delaware corporation and a direct wholly-owned subsidiary of LuxCo (“US HoldCo”), certain subsidiaries of Red Lion from time to time party thereto, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (the ‘‘Senior Secured Credit Agreement’’). The Senior Secured Credit Agreement will effectuate the Senior Secured Credit Facilities contemplated by the Amended and Restated Commitment Letter after giving effect to the transactions contemplated by the Backstop Commitment Letter. The aforementioned parties have not entered into a definitive agreement with respect to the Senior Secured Credit Agreement and the final terms and conditions remain subject to change. The parties anticipate finalizing definitive documentation prior to or contemporaneously with the completion of the Merger.

The borrowers under the Revolving Credit Facility are expected to be Red Lion, LuxCo and US HoldCo. The borrower under the Term Loan B Facility is expected to be US HoldCo. Red Lion, LuxCo and/or US HoldCo expect to use the proceeds of the Term Loan B Facility and any portion of the Revolving Credit Facility drawn on the closing date of the Merger to (i) fund the repayment of a portion of the intercompany notes contemplated by the Merger Agreement and the Separation Agreement, (ii) repay existing indebtedness of the Company and (iii) pay fees, costs and expenses incurred in connection with the Merger and related transactions. Red Lion expects to use the Revolving Credit Facility for ongoing working capital and for general corporate purposes from and after the closing date of the Merger.

The Senior Secured Credit Agreement is expected to have several features similar to credit facilities of this nature, including, but not limited to, the following.

Maturity and Amortization

Borrowings under the Revolving Credit Facility are expected to mature on the fifth anniversary of the closing date of the Merger (or, to the extent that any Five-Year Term Loans (described below) have not been repaid in full prior to the date that is 4.5 years after the closing date of the Merger, the Revolving Credit Facility is expected to mature on such date). The Term Loan B Facility is expected to be comprised of two tranches: a tranche consisting of $510 million in aggregate principal amount of term loans maturing on the fifth anniversary of the closing date of the Merger (the “Five-Year Term Loans”) and a tranche consisting of $550 million in aggregate principal amount of term loans maturing on the seventh anniversary of the closing date of the Merger (the “Seven-Year Term Loans”). The Debt Commitment Parties have the right to determine the final allocation of term loans across these tranches prior to closing, subject to the consent of the Company, if the aggregate amount of Five-Year Term Loans exceeds $600 million or the aggregate amount of Seven-Year Term Loans exceeds $750 million.

Borrowings under the Revolving Credit Facility will be non-amortizing. The Term Loan B Facility is expected to amortize in quarterly installments in an amount equal to 1.00% per annum, with the remaining balance payable on the maturity date.

Pricing

Amounts outstanding under the Revolving Credit Facility will bear interest based on, at the option of the borrower, London Interbank Offered Rate (‘‘LIBOR’’) or an alternative base rate, plus an applicable margin determined pursuant to a pricing grid based on the ratio of consolidated total indebtedness of Red Lion and its subsidiaries to consolidated EBITDA of Red Lion and its subsidiaries for the most recent four fiscal quarter period for which financial statements are available (the ‘‘Total Leverage Ratio’’), which grid is expected to be as follows:

	Total Leverage Ratio < 1.0:1.0	Total Leverage Ratio > 1.0:1.0 but < 2.0:1.0	Total Leverage Ratio > 2.0:1.0 but < 3.0:1.0	Total Leverage Ratio > 3.0:1.0 but < 3.5:1.0	Total Leverage Ratio > 3.5:1.0
LIBOR loans	2.00%	2.25%	2.50%	2.75%	3.00%
Base rate loans	1.00%	1.25%	1.50%	1.75%	2.00%

The Revolving Credit Facility will also require that the borrower(s) pay a commitment fee to the lenders thereunder in respect of unused commitments, which commitment fee is expected to be equal to (i) 0.375% of the amount of the aggregate unused commitments so long as the Total Leverage Ratio is less than or equal to 2.0:1.0 and (ii) 0.50% of the aggregate unused commitments so long as the Total Leverage Ratio is greater than 2.0:1.0.

Five-Year Term Loans outstanding under the Term Loan B Facility will bear interest based on, at the option of the borrower, LIBOR (which, in the case of the Term Loan B Facility, will be deemed to be no less than 1.00% per annum), plus an applicable margin, or an alternative base rate, plus an applicable margin. Seven-Year Term Loans outstanding under the Term Loan B Facility will bear interest based on, at the option of the borrower, LIBOR (which, in the case of the Term Loan B Facility, will be deemed to be no less than 1.00% per annum), plus an applicable margin, or an alternative base rate, plus an applicable margin.

For purposes of the foregoing, the alternative base rate is expected to be the highest of (i) the administrative agent’s base rate, (ii) the Federal Funds Effective Rate plus  1⁄2 of 1.00% and (iii) LIBOR plus 1.00%.

Incremental Facilities

Subject to certain conditions and limitations, the borrowers are expected to be permitted under the Senior Secured Credit Agreement to increase the Revolving Credit Facility in an aggregate total principal amount not to exceed $100 million.

Prepayments

The Revolving Credit Facility is expected to be permitted to be prepaid from time to time without premium or penalty. Five-Year Term Loans will be subject to a prepayment premium of 4% for any voluntary prepayments made prior to the first anniversary of closing and no prepayment premium thereafter. Seven-Year Term Loans will be subject to a prepayment premium of 7.5% for any voluntary prepayments made prior to the first anniversary of closing, 5% for any voluntary prepayments made after the first anniversary of closing and prior to the second anniversary of closing and no prepayment premium thereafter.

Subject to certain conditions and exceptions, the Term Loan B Facility is expected to be required to be prepaid under certain circumstances, including (i) in the event of a sale or other disposition of property by Red Lion or its subsidiaries, in an amount equal to 100% of the net proceeds of such sale or other disposition, subject to customary reinvestment rights and other exceptions; and (ii) in the event of an incurrence of debt not permitted under the Senior Secured Credit Agreement, in an amount equal to 100% of the net proceeds of such debt.

Restrictive Covenants

The Senior Secured Credit Agreement is expected to contain customary restrictive covenants (in each case, subject to exceptions) that will limit, among other things, the ability of Red Lion and its subsidiaries to create, incur, assume or suffer to exist liens or indebtedness, sell or otherwise dispose of their assets, make certain restricted payments and investments, enter into transactions with affiliates and prepay certain indebtedness.

Financial Covenants

The Senior Secured Credit Agreement is expected to contain certain financial covenants applicable to the Revolving Credit Facility and the Five-Year Term Loans, including a maximum Total Leverage Ratio as follows:

Period	Maximum Total Leverage Ratio
First three fiscal quarters after the closing date	4.50:1.00
Fourth, fifth and sixth fiscal quarters after the closing date	4.25:1.00
Thereafter	4.00:1.00

The Senior Secured Credit Agreement is also expected to contain a minimum ratio of consolidated EBITDA of Red Lion and its subsidiaries to consolidated interest expense of Red Lion and its subsidiaries for the most recent four fiscal quarter period for which financial statements are available, applicable to the Revolving Credit Facility and the Five-Year Term Loans, of 3.00:1.00.

Events of Default

The Senior Secured Credit Agreement is expected to contain customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, certain bankruptcy or insolvency events, certain ERISA-related events, changes in control or ownership and invalidity of any loan document.

Guarantees

Subject to certain exceptions, obligations under the Senior Secured Credit Agreement and in respect of related hedging arrangements and related cash management arrangements are expected to be guaranteed by Red Lion and each of its subsidiaries, except that the Company and its subsidiaries will generally not be required to guarantee the Senior Secured Credit Facilities before the date that is 45 days after the closing date of the Merger.

The foregoing description of the Amended and Restated Commitment Letter, the Backstop Commitment Letter and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such letter which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Important Information for Investors and Stockholders

In connection with the proposed combination of the Company with the U.S. and Canadian completion and production services business of Nabors Industries Ltd. (the “proposed transaction”), Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a prospectus of Red Lion. On February 13, 2015, the registration statement was declared effective by the SEC, C&J filed a definitive proxy statement with the SEC, and Red Lion filed a definitive prospectus with the SEC. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transaction. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. Mailing of the definitive proxy statement/prospectus to the stockholders of C&J commenced on February 13, 2015. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov. You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the Pending Transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the S-4 and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this Current Report and the materials furnished as exhibits herewith may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These include statements regarding the effects of the Merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the Merger (including its benefits, results, effects and timing), the attributes of the Merger and C&J as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the control of Nabors and C&J, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of C&J to approve the Merger; the risk that the conditions to the closing of the Merger are not satisfied; the risk that regulatory approvals required for the Merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; uncertainties as to the timing of the Merger; competitive responses to the Merger; costs and difficulties related to the integration of C&J’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the Merger; unexpected costs, charges or expenses resulting from the Merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Nabors following completion of the Merger; and any changes in general economic and/or industry specific conditions.

Nabors and C&J caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and C&J’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, C&J, the Merger or other matters attributable to Nabors and C&J or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor C&J undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Backstop Commitment Letter, dated as of March 4, 2015, among C&J Energy Services, Inc., Citigroup Global Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Wells Fargo Bank National Association, J.P. Morgan Securities LLC, JPMorgan Chase Bank, .N.A., Capital One Securities, Inc., Capital One, N.A., The Bank of Nova Scotia, Comerica Bank, Regions Capital Markets, Regions Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C&J ENERGY SERVICES, INC.
(Registrant)

Dated: March 5, 2015	By:	/s/ Theodore R. Moore
Theodore R. Moore
Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Backstop Commitment Letter, dated as of March 4, 2015, among C&J Energy Services, Inc., Citigroup Global Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Wells Fargo Bank National Association, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Capital One Securities, Inc., Capital One, N.A., The Bank of Nova Scotia, Comerica Bank, Regions Capital Markets, Regions Bank